Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-260109 and 333-260880

Prospectus Supplement No. 7 to Prospectus dated November 8, 2021

Stran & Company, Inc.

4,337,349 Units

Each Unit Consisting of One Share of Common Stock and One Warrant to Purchase One Share of Common Stock

This Prospectus Supplement No. 7 (“Prospectus Supplement No. 7”) relates to the Prospectus of Stran & Company, Inc., dated November 8, 2021 (the “Prospectus”), relating to the initial public offering of 4,337,349 units, each unit consisting of one share of common stock, par value $0.0001 per share, and a warrant to purchase one share of common stock.

This Prospectus Supplement No. 7 is being filed to include the information set forth above and in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2022.

This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 filed with the SEC on November 26, 2021, Prospectus Supplement No. 2 filed with the SEC on December 7, 2021, Prospectus Supplement No. 3 filed with the SEC on December 13, 2021, Prospectus Supplement No. 4 filed with the SEC on December 20, 2021, Prospectus Supplement No. 5 filed with the SEC on January 27, 2022, and Prospectus Supplement No. 6 filed with the SEC on February 1, 2022 (the “Prior Supplements”) and is qualified by reference to the Prospectus and the Prior Supplements, except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the Prospectus and the Prior Supplements, and may not be delivered without the Prospectus and the Prior Supplements.

Our common stock is traded under the symbol “STRN” and our warrants are traded under the symbol “STRNW,” both on the Nasdaq Capital Market. On March 15, 2022, the closing price of our common stock and warrants on the NASDAQ Capital Market was $1.54 and $0.2601, respectively.

We are an “emerging growth company” under applicable federal securities laws and as such, we have elected to comply with certain reduced public company reporting requirements for the Prospectus and future filings.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 15 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is March 16, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2022

STRAN & COMPANY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-41038	04-3297200
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Heritage Drive, Suite 600, Quincy, MA	02171
(Address of principal executive offices)	(Zip Code)

800-833-3309
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	STRN	The NASDAQ Stock Market LLC
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $4.81375	STRNW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth under Item 5.02 regarding the employment letter agreement referenced therein is incorporated by reference into this Item 1.01.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective as of March 11, 2022, the Board of Directors (the “Board”) of Stran & Company, Inc. (the “Company”) appointed Sheila Johnshoy to serve as the Company’s Chief Operating Officer. Effective the same date, the Compensation Committee of the Board (the “Compensation Committee”) approved the terms of Ms. Johnshoy’s compensation under the employment letter agreement dated as of the same date between the Company and Ms. Johnshoy, as described in further detail below.

Prior to her appointment as Chief Operating Officer, Ms. Johnshoy, age 49, was Vice President of Sourcing & Merchandising at SwagUp, LLC, a promotional products service from June 2021 to March 2022. From June 2020 to June 2021, Ms. Johnshoy was the owner and consultant at Sheila Johnshoy Consulting LLC. From May 2018 to June 2020, Ms. Johnshoy was Chief Revenue Officer at promotional products distributor ePromos Promotional Products, LLC (“ePromos”), one of ASI’s “Top 40 Distributors 2021”. From February 2017 to April 2018, Ms. Johnshoy was Vice President, Merchandising of Vericast’s Harland Clarke business. From February 2017 to April 2018, Ms. Johnshoy was Vice President of Marketing at ePromos. Ms. Johnshoy received a Bachelor of Science in Management and Marketing from St. Cloud State University – Herberger Business School, in 1995. Ms. Johnshoy is a 2009 graduate of the Mini MBA Program of the University of St. Thomas – Opus School of Business.

In connection with Ms. Johnshoy’s appointment, the Company entered into an employment letter agreement with Ms. Johnshoy that governs the current terms of Ms. Johnshoy’s employment with the Company. The employment offer letter provides that Ms. Johnshoy will receive an annual base salary of $250,000 and potential salary and annual bonus increases in future years based on the successful achievement of personal and business-related goals. Ms. Johnshoy is eligible to receive annual performance cash bonuses with a target bonus percentage ranging from 25% to 100% of base salary based on the occurrence of specified business revenue amounts or the discretionary approval of the Company’s Chief Executive Officer, subject in each case to final approval by the Compensation Committee. Pursuant to the employment letter agreement, the Company agreed to grant Ms. Johnshoy a signing bonus of 5,000 restricted shares and an option to purchase 5,000 shares of the Company’s common stock, which will be subject to a six-month lockup provision. In addition, Ms. Johnshoy is eligible to receive up to 35,000 additional shares of common stock and an option to purchase up to an aggregate of 35,000 additional shares of common stock upon the occurrence of specified business revenue amounts or at the discretionary approval of the Company’s Chief Executive Officer, subject in each case to final approval by the Compensation Committee. Consistent with such obligations, the Compensation Committee approved the grant of an option to purchase a total of 40,000 shares of common stock to Ms. Johnshoy at an exercise price per share of $1.60, which was the closing price of the Company’s common stock on March 11, 2022, the date that the employment letter agreement was countersigned by Ms. Johnshoy, and 5,000 shares of restricted common stock, with the transfer restrictions and performance-based vesting terms described above. Additionally, under the employment letter agreement, if specified trailing twelve-month revenues occur within 3.5 years of Ms. Johnshoy’s start of employment, she will earn an additional bonus of 100,000 shares of common stock. After the first year of employment, all bonus compensation terms will be subject to review. In addition, Ms. Johnshoy is entitled to severance benefits equal to four months’ salary if terminated without Cause (as defined in the employment letter agreement) during the first year of employment and four months’ salary if terminated during the second year of employment. Ms. Johnshoy will be eligible to receive certain health care, dental, life insurance, disability, and retirement benefits after three months’ employment. Ms. Johnshoy will receive unlimited vacation days encompassing vacation, personal and sick days, subject to two weeks’ notice and approval whenever possible. Under the employment letter agreement, Ms. Johnshoy is required to sign a standard nondisclosure and non-solicitation agreement that will not restrict Ms. Johnshoy from working within the promotional industry, but will require Ms. Johnshoy to maintain confidentiality and refrain from soliciting current clients or employees that were existing or obtained during Ms. Johnshoy’s employment with the Company.

There are no arrangements or understandings between Ms. Johnshoy and any other persons pursuant to which Ms. Johnshoy was selected as Chief Operating Officer other than as described above.  There are no family relationships between Ms. Johnshoy and any of the Company’s directors or executive officers. Ms. Johnshoy is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K.

The foregoing summary of the employment letter agreement with Ms. Johnshoy is qualified in its entirety by reference to the full text of the employment letter agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1.

Item 8.01 Other Events.

On March 16, 2022, the Company issued a press release announcing the appointment of Sheila Johnshoy as its Chief Operating Officer. A copy of the press release is attached to this report as Exhibit 99.1. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibit
10.1†	Employment Letter Agreement, dated March 11, 2022, by and between Stran & Company, Inc. and Sheila Johnshoy
99.1	Press Release dated March 16, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Executive compensation plan or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2022	STRAN & COMPANY, INC.

/s/ Andrew Shape
	Name:	Andrew Shape
	Title:	Chief Executive Officer

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